News Release
AMEX, TSX Symbol: NG

U.S. Federal Court Finds “Genuine Dispute” on NovaGold’s Donlin Creek Gold Project and Says Preliminary Injunction Unnecessary

September 14, 2006 – Vancouver – NovaGold Resources Inc. (AMEX, TSX: NG) today announced that the U.S. District Court for the District of Alaska has declined to grant a preliminary injunction to temporarily suspend the hostile take-over bid by Barrick Gold Corporation (“Barrick”), but has made no ruling yet on the merits of the remaining motions. NovaGold has requested an expedited date from the Court for a trial to decide the precise actions that Barrick must take to satisfy the Donlin Creek Mining Venture Agreement in order to earn an additional 40% interest in the Donlin Creek project.

The Court Order filed September 13 stated, “Having reviewed the evidence and assessed the credibility of the witnesses, this Court concludes that there is a genuine dispute as to the meaning of the terms of the Donlin Creek Mining Venture Agreement and the possibility of Barrick meeting the conditions under the agreement by November 2007.” The Court also said that the supplementary information sent by Barrick to NovaGold shareholders, only after the first Court hearings on August 28, was sufficient as curative disclosure. In that supplementary disclosure filed with the U.S. Securities and Exchange Commission on August 29, Barrick advised shareholders of the existence of the dispute and described NovaGold’s position regarding Barrick’s inability to increase its interest in the Donlin Creek project.

NovaGold’s President and CEO, Rick Van Nieuwenhuyse, said, “We are proceeding to a full hearing on the merits of our claims and will seek that hearing on an expedited basis. Although the Court decided not to suspend Barrick’s hostile bid with a temporary injunction, we are confident that our shareholders share our view that Barrick’s offer does not remotely reflect the value of NovaGold’s shares. We believe it is highly unlikely that investors will tender to Barrick’s bid, which expires on Friday.”

In addition to the U.S. Securities Laws claims, NovaGold’s lawsuit against Barrick alleges:

• Breach of contract by Barrick and Placer Dome U.S. Inc. under the Donlin Creek Mining Venture Agreement dated November 13, 2002
• Breach of fiduciary duties owed by Barrick and Placer Dome U.S. Inc. to NovaGold as a joint venture partner and seeks, among other remedies:

• A declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek, and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold expects to be appointed as manager of the project in place of Barrick.

Barrick has filed a motion asking the Court to dismiss the entire case; NovaGold will oppose that motion vigorously. The Court will likely decide Barrick’s claim for dismissal shortly, and then is expected to decide NovaGold’s request for an expedited trial on the merits of its claim.

Barrick’s hostile bid for NovaGold expires at 6:00 pm (Toronto time) on September 15, 2006, unless the offer is extended or withdrawn.

NovaGold’s Board of Directors, based on a recommendation from its Special Committee, today reiterated its recommendation that NovaGold shareholders REJECT Barrick’s hostile bid and NOT TENDER their shares. Barrick is offering US$14.50 per share of NovaGold and on Wednesday, September 13, NovaGold’s shares closed on AMEX at US$16.47 per share, a 14% premium over the Barrick bid.

NovaGold continues to pursue alternative transactions to generate greater value for NovaGold’s shareholders. To date, NovaGold has been solicited by, and has initiated contact with, a number of third parties, including some of the world’s largest mining companies, who have expressed an interest in considering alternative transactions. Discussions are being pursued with these third parties to generate value-enhancing alternatives.

About NovaGold

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and has commenced construction of its Rock Creek mine in Alaska. The Rock Creek mine at NovaGold’s 100%-owned Nome Operations is expected to achieve production in mid-2007 in Alaska. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

More Information About the Barrick Bid

On August 14, 2006 NovaGold filed its Directors’ Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (TSX, NYSE: ABX). The Circular describes the reasons for the Board’s recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

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Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development
(604) 669-6227 or 1-866-669-6227

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future developments in or the outcome of NovaGold’s litigation with Barrick and Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, including any future modifications to the terms of Barrick’s tender offer; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.